

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Via E-mail
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

> **RE: Fuwei Films (Holdings) Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 9, 2015**
> **File No. 1-33176**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition…, page 31

Liquidity and Capital Resources, page 40

1.   Considering your level of indebtedness and that your independent auditor expressed substantial doubt about your ability to continue as a going concern opinion, please revise disclosure to address the uncertainty of your liquidity position. Your disclosure should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing, if any. If no sources of cash inflow are viable, please indicate how you anticipate becoming a going concern. Such disclosure should provide enough detail that your readers gain insight into management´s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Your disclosure should also address the amount of payments which are owed on your outstanding debt, the likelihood of an event of default, and the consequences to investors of such an event. Note any registrant that has identified a material liquidity deficiency

must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Item 15. Controls and Procedures, page 70

2.   You disclosed that based on your evaluation, your certifying officers concluded as of the evaluation date that your disclosure controls and procedures were effective. In light of the fact that a material weakness existed with respect to your lack of knowledge and experience with U.S. GAAP, your certifying officers' conclusion that your disclosure controls and procedures were effective as of the end of the period covered by the report, does not appear reasonable. Please amend your Form 20-F for the year ended December 31, 2014 to state that your disclosure controls and procedures were not effective as of December 31, 2014. In doing so, please also ensure that you include currently dated certifications that refer to the Form 20-F/A.

Exhibit 12.1 and 12.2

3.   You have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of your certifications. Please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant